**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D. C. 20549**

# FORM 6-K



**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**



Dated March 26, 2002

**THE TOKIO MARINE AND FIRE INSURANCE COMPANY, LIMITED**
(Translation of Registrant's name into English)
2-1, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8050, Japan
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes [ ] No [X]

(This report consists of 6 pages)

(TK) 20000/001/6K/03.26.6k.wpd

Table of Documents Filed



(TK) 20000/001/6K/03.26.6k.wpd

Reference is hereby made to a registration statement on Form F-4 (the "Form F-4") that was filed by The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") and The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire") on December 3, 2002 (File No. 333-14152). As described in the Form F-4, Tokio Marine and Nichido Fire propose to integrate their management and businesses under a new holding company called Millea Holdings, Inc. ("Millea Holdings"). Under this proposal, which has been approved by the boards of directors and shareholders of Tokio Marine and Nichido Fire, the two companies will become wholly owned subsidiaries of Millea Holdings in a statutory share exchange under Japanese law (the "Share Exchange"). The Share Exchange is scheduled to become effective on April 2, 2002 (Tokyo time).

Tokio Marine has confirmed the following timetable of various trading-related events in connection with the completion of the Share Exchange:

| | |
|---|---|
| Final trading day for Tokio Marine ADSs on the Nasdaq National Market . . . . . . . . . . . . . . . . . . | March 22, 2002 (New York time) |
| Final trading day for Tokio Marine and Nichido Fire shares on the Tokyo Stock Exchange and the Osaka Securities Exchange . . . . . . . . . . . . . . . . | March 25, 2002 (Tokyo time) |
| First trading day for Millea Holdings shares on the Tokyo Stock Exchange and the Osaka Securities Exchange . . . . . . . . . . . . . . . . . . . . . . | April 1, 2001 (Tokyo time) |
| Effective date of the Share Exchange . . . . . . . . . | April 2, 2001 (Tokyo time) |
| First trading day for Millea Holdings ADSs on the Nasdaq National Market . . . . . . . . . . . . . . . | April 2, 2001 (New York time) |

(TK) 20000/001/6K/03.26.6k.wpd

(English translation)

To whom it may concern:

March 26, 2002

The Tokio Marine and Fire Insurance Company, Limited
2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8751

The Nichido Fire and Marine Insurance Company, Limited
3-16 Ginza 5-chome, Chuo-ku, Tokyo
TSE code number: 8760

Millea Holdings, Inc.
Earnings Projections for the Fiscal Year Ending March 31, 2003

The Tokio Marine and Fire Insurance Company, Limited and The Nichido Fire and Marine Insurance Company, Limited (the "Companies") will jointly establish a holding company, Millea Holdings, Inc., through a statutory transfer of share on April 2, 2002. The Companies hereby announce earnings projections for Millea Holdings, Inc. as follows:

1. Consolidated earnings projections for the fiscal year ending March 31, 2003

(Billion yen)

| | Ordinary income | Ordinary profit | Net income |
|---|---|---|---|
| Fiscal year ending March 31, 2003 | 2,600 | 100 | 55 |
| Six months ending September 30, 2002 | 1,300 | 75 | 39 |

(Note) Consolidated earnings projections of Millea Holdings, Inc. for the fiscal year ending March 31, 2003 will be reissued when the Companies release their financial results for the fiscal year ending March 31, 2002.

(TK) 20000/001/6K/03.26.6k.wpd

2. Non-consolidated earnings projections for the fiscal year ending March 31, 2003

(Billion yen)

| | Ordinary income | Ordinary profit | Net income | Dividends per share |
|---|---|---|---|---|
| Fiscal year ending March 31, 2003 | 63 | 59 | 59 | N/A |
| Six months ending September 30, 2002 | 61 | 58 | 58 | – |

(Note) The estimated dividends per share of Millea Holdings, Inc. for the fiscal year ending March 31, 2003 will be announced when the Companies release their financial results for the fiscal year ending March 31, 2002.

3. Contact

Corporate Communications Department
The Tokio Marine and Fire Insurance Company, Limited
Manager, Hideaki Shimamoto
Telephone: (81-3) 5223-3212

Public Relations Department
The Nichido Fire and Marine Insurance Company, Limited
Manger, Keiji Suzuki
Telephone: (81-3) 3289-3034

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOKIO KAIJO KASAI HOKEN
KABUSHIKI KAISHA
(The Tokio Marine and Fire Insurance
Company, Limited)

March 26, 2002

By: /s/ TETSUYA UNNO
Tetsuya Unno
General Manager of Corporate
Legal Department

(TK) 20000/001/6K/03.26.6k.wpd